October 23, 2009

Mr. Russell Mancuso, Esq.

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20548

Re:

Silverhill Management Services, Inc. (the “Company” or the “Registrant”)

Registration Statement on Form S-1 (the “Registration Statement”)

Filed August 5, 2009

File No. 333-161052

Dear Mr. Mancuso:

This letter is written in response to your letter dated October 8, 2009 and is being sent to you concurrently with the filing of Amendment No. 2 to the above referenced Registration Statement on Form S-1.

I have enclosed with this letter a marked copy of Amendment No. 2 and a “clean” copy of Amendment No. 2 to facilitate your review.

The numbered paragraphs below are our responses to the similarly numbered paragraph in your letter. The Amendment represents a response to the Staff’s comments as well as updating to reflect the further development of the Registrant’s business since the last filing.

1.

 We have revised the Registration Statement to correctly tabulate and recite the number of shares covered by the Registration Statement and the total number of outstanding shares.

2.

We have revised the Registration Statement in accordance with your comment by deleting the errant references.

3.

We have revised the Registration Statement to describe the implications of Rule 15(d) on the Company’s ongoing reporting obligations.

4.

You have asked that we substantially expand our response to prior comment 12.

The Compliance and Disclosure Interpretations under the Securities Act Rules provides, in part, as follows:

“612.09 It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Please consider the following:

a)

None of the selling shareholders are acting as a conduit for the issuer. The selling shareholders will all keep their proceeds of sale of any shares. There is no understanding or intention to advance or lend any proceeds of the sales of the shares to the Company. No selling shareholder has received or will receive less compensation as an employee, officer or consultant based on any shares issued purchased or sold.

b)

 None of the selling shareholders are in the business of underwriting securities.

c)

Ms. Lussier, the largest selling shareholder and the Company’s CEO, is selling a small percentage, approximately 9%, of the Company’s outstanding shares.

d)

Ms. Lussier, the largest selling shareholder, has held her shares for over eighteen months.

5.

The disclosure has been clarified to indicate that the services of Mr. Steele and the undersigned began at the time of the Company’s formation (and prior to the filing of the registration statement) and continue to the present day.

6.

We revised the footnotes to indicate whether the individuals listed are the beneficial owners of the shares of stock.

7.

Please see our response to comment No. 4 above, which we cross-reference as a response to comment No. 7. We believe the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

8.

We have deleted the second paragraph under “Blue Sky Laws”. In addition, upon reviewing the language set forth under the heading “Shareholder Matters”, we believe the concept set forth in this section is adequately described in the preceding paragraph under the heading “Delaware Anti-Takeover Law”. As such, we decided to delete the “Shareholder Matters” section.

9.

We have corrected the Registration Statement to indicate that Rule 102 of Regulation M under the Securities Exchange Act of 1934, as amended, provides the basis for the disclosure contained in the paragraph entitled “Limitations Imposed By Regulation M”.

10.

 In our previous letter to you, we indicated that each of Financial Advisors Network and Steele Consulting is a small business with fewer than 10 employees. More specifically, Financial Advisors Network has 4 employees and generated approximately $600,000 in revenues in 2008, and Robert Steele, Inc. (doing business as) Steele Consulting has 1 employee and generated approximately $100,000 in revenues in 2008.

11.

We have revised the Registration Statement in accordance with your comment by describing when the other shares can be sold under Rule 144.

12.

We have made the decision that disclosure regarding stockholder approval for the issuance of shares under Delaware law and the effects of the existence of unissued shares is not necessary for adequate disclosure.

13.

We have clarified the Registration Statement to indicate that if the corporation does not reply to the demand within 5 business days after the demand for inspection has been made, the stockholder may apply to the court of Chancery for an order to compel such inspection under Delaware General Corporation Law Section 220(c).

14.

We have provided with the letter copies of the articles, surveys and other sources of the statistics cited.

When we indicated in our first response letter that the “the data was prepared for use in the Registration Statement,” we should have instead stated, much more accurately, that the data was gathered by the Company and by this law firm for use in the Registration Statement. To be clear, the data was not prepared for the Registration Statement; it was presumably prepared for consumption by the public. Rather, the data was gathered for use in the Registration Statement.

Finally, we do not have the consents of the sources of the data described in the Registration Statement. As indicated in our previous letter to you, we believe that we have engaged in the fair use of the data and that the explicit consent of the authors is not necessary for the use of such data in this context. The fact that we have made efforts to cite the data, we believe, is sufficient for the fair use thereof.

15.

The data presented in the Company overview is comprised of articles ranging in date from September 2006 until as recently as September 15, 2009. Almost all of the articles used as a source for the data in this section were written in 2008 and 2009. The accuracy of the data set forth in these articles was confirmed by conducting research to include the subject of the articles, as well as the names of the authors. By searching the author’s names, we were able to ascertain whether the authors changed any data from that reported in our referenced articles. We believe, in general, that the data as a whole is reliable, recent and accurate.

16.

We have clarified the Registration Statement to indicate that “BPA/P” means Business Processing Association/Philippines.

17.

 We have revised the Registration Statement to make it clear that our future plans to hire additional employees and expand our business are dependent upon the Company’s ability to raise additional capital from sales of our common stock, and upon the Company’s ability to generate operating profits.

18.

We have revised the Registration Statement to specifically describe the cash expended for professional fees and general and administrative expenses.

19.

 We have revised the Summary Compensation Table to clarify that the shares of stock previously listed under the heading “Stock Awards” were actually purchased by the listed officers at $0.0001 per share at the time of the Company’s incorporation. As such, there were no stock awards to be listed in the Summary Compensation Table.

20.

We have revised the Registration Statement to include the additional undertakings described in your comment.

21.

We have revised the Registration Statement to correct the mistaken reference to Amendment No. 3.

22.

We have revised the Registration Statement to include the signature of the Company’s Chief Financial Officer.

23.

We have filed a copy of the lockup agreement between the Company and Ms. Lussier concurrently with the filing of Amendment No. 2 to the Registration Statement.

24.

We have deleted the mistaken reference to “to be filed by amendment” with respect to exhibit 4.2

25.

We have filed an updated opinion of counsel concurrently herewith.

26.

We have filed an updated opinion of counsel concurrently herewith.

We hope that the information provided in this letter and set forth in Amendment No. 2 adequately address the comments in your letter. Please do not hesitate to contact me at (310) 606-5550 or by email at er@corichlaw.com if you have any additional questions.

Sincerely,

/s/ Eric W. Richardson

Eric W. Richardson

Enclosures

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